UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BEST Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

08653C106 1

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s ADSs, each representing twenty (20) Class A ordinary share of the Issuer.

CUSIP No.08653C106
1	Names of Reporting Persons IDG-Accel China Capital II L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,970,760 Class A ordinary shares (1)
	6	Shared Voting Power 177,100 Class A ordinary shares (2)
	7	Sole Dispositive Power 3,970,760 Class A ordinary shares (1)
	8	Shared Dispositive Power 177,100 Class A ordinary shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,147,860 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.6% (3)
12	Type of Reporting Person (See Instructions) PN

(1) The reporting person is the record owner of these shares. By virtue of being the general partner of the reporting person, IDG-Accel China Capital II Associates L.P. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of IDG-Accel China Capital II Associates L.P., IDG-Accel China Capital GP II Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being shareholders and the two directors of IDG-Accel China Capital GP II Associates Ltd., Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. IDG-Accel China Capital GP II Associates Ltd. is also the general partner of IDG-Accel China Capital II Investors L.P. By virtue of such relationship, IDG-Accel China Capital II Investors L.P. may be deemed to have shared voting and dispositive power with respect to these shares.

(2) IDG-Accel China Capital II Investors L.P. is the record owner of these shares. The reporting person and IDG-Accel China Capital II Investors L.P. have the same ultimate general partner. By virtue of such relationship, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Calculated based on 261,648,452 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023 (including 5,692,393 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Issuer’s annual report on Form 20-F filed on April 30, 2024.

CUSIP No.08653C106
1	Names of Reporting Persons IDG-Accel China Capital II Associates L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,970,760 Class A ordinary shares (1)
	6	Shared Voting Power 177,100 Class A ordinary shares (2)
	7	Sole Dispositive Power 3,970,760 Class A ordinary shares (1)
	8	Shared Dispositive Power 177,100 Class A ordinary shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,147,860 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.6% (3)
12	Type of Reporting Person (See Instructions) PN

(1) IDG-Accel China Capital II L.P. is the record owner of these shares. By virtue of being the general partner of the IDG-Accel China Capital II L.P., the reporting person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China Capital II Investors L.P. is the record owner of these shares. The reporting person and IDG-Accel China Capital II Investors L.P. have the same ultimate general partner. By virtue of such relationship, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Calculated based on 261,648,452 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023 (including 5,692,393 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Issuer’s annual report on Form 20-F filed on April 30, 2024.

CUSIP No.08653C106
1	Names of Reporting Persons IDG-Accel China Capital II Investors L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 177,100 Class A ordinary shares (1)
	6	Shared Voting Power 3,970,760 Class A ordinary shares (2)
	7	Sole Dispositive Power 177,100 Class A ordinary shares (1)
	8	Shared Dispositive Power 3,970,760 Class A ordinary shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,147,860 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.6% (3)
12	Type of Reporting Person (See Instructions) PN

(1) The reporting person is the record owner of these shares. By virtue of being the general partner of the reporting person, IDG-Accel China Capital GP II Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being shareholders and the two directors of IDG-Accel China Capital GP II Associates Ltd., Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. IDG-Accel China Capital GP II Associates Ltd. is also the general partner of IDG-Accel China Capital II Associates L.P., which is the general partner of IDG-Accel China Capital II L.P. By virtue of such relationship, each of IDG-Accel China Capital II Associates L.P. and IDG-Accel China Capital II L.P. may be deemed to have shared voting and dispositive power with respect to these shares.

(2) IDG-Accel China Capital II L.P. is the record owner of these shares. The reporting person and IDG-Accel China Capital II L.P. have the same ultimate general partner. By virtue of such relationship, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Calculated based on 261,648,452 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023 (including 5,692,393 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Issuer’s annual report on Form 20-F filed on April 30, 2024.

CUSIP No.08653C106
1	Names of Reporting Persons IDG-Accel China Capital GP II Associates Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,147,860 Class A ordinary shares (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,147,860 Class A ordinary shares (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,147,860 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.6% (2)
12	Type of Reporting Person (See Instructions) CO

(1) IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. are the record owner of these shares. By virtue of being the ultimate general partner of IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P., the reporting person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) Calculated based on 261,648,452 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023 (including 5,692,393 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Issuer’s annual report on Form 20-F filed on April 30, 2024.

CUSIP No.08653C106
1	Names of Reporting Persons Quan Zhou
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 4,147,860 Class A ordinary shares (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,147,860 Class A ordinary shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,147,860 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.6% (2)
12	Type of Reporting Person (See Instructions) IN

(1) Including 3,970,760 Class A ordinary shares of which the record owner is IDG-Accel China Capital II L.P. and 177,100 Class A ordinary shares of which the record owner is IDG-Accel China Capital II Investors L.P. The ultimate general partner of IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. is IDG-Accel China Capital GP II Associates Ltd., of which the reporting person and Chi Sing Ho are shareholders and the two directors. By virtue of such relationships, the reporting person may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Calculated based on 261,648,452 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023 (including 5,692,393 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Issuer’s annual report on Form 20-F filed on April 30, 2024.

CUSIP No.08653C106
1	Names of Reporting Persons Chi Sing Ho
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 4,147,860 Class A ordinary shares (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,147,860 Class A ordinary shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,147,860 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.6% (2)
12	Type of Reporting Person (See Instructions) IN

(1) Including 3,970,760 Class A ordinary shares of which the record owner is IDG-Accel China Capital II L.P. and 177,100 Class A ordinary shares of which the record owner is IDG-Accel China Capital II Investors L.P. The ultimate general partner of IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. is IDG-Accel China Capital GP II Associates Ltd., of which the reporting person and Quan Zhou are shareholders and the two directors. By virtue of such relationships, the reporting person may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Calculated based on 261,648,452 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2023 (including 5,692,393 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Issuer’s annual report on Form 20-F filed on April 30, 2024.

This Amendment No. 1 amends and restates in its entirety the Statement on Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on February 12, 2018.

Item 1(a). Name of Issuer

BEST Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices

2nd Floor, Block A, Huaxing Modern Industry Park

No. 18 Tangmiao Road, Xihu District, Hangzhou

Zhejiang Province 310013

People’s Republic of China

Item 2(a). Name of Persons Filing

1.	IDG-Accel China Capital II L.P.

2.	IDG-Accel China Capital II Associates L.P.

3.	IDG-Accel China Capital II Investors L.P.

4.	IDG-Accel China Capital GP II Associates Ltd.

5.	Quan Zhou

6.	Chi Sing Ho

Item 2(b). Address of Principal Business Office or, If None, Residence

For all reporting persons:

c/o IDG Capital Management (HK) Limited.

Unit 5505, The Center

99 Queen’s Road Central

Hong Kong

Item 2(c). Citizenship

Quan Zhou is a citizen of the United States of America. Chi Sing Ho is a citizen of Canada. Each of IDG-Accel China Capital II L.P., IDG-Accel China Capital II Associates L.P., IDG-Accel China Capital II Investors L.P. and IDG-Accel China Capital GP II Associates Ltd. is organized under the laws of the Cayman Islands.

Item 2(d). Title of Class of Securities

Class A ordinary shares, par value US$0.01 per share

Item 2(e). CUSIP Number

08653C106 (ADSs)

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4. Ownership.

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following. ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A.

Item 8. Identification and Classification of Members of the Group.

N/A.

Item 9. Notice of Dissolution of Group.

N/A.

Item 10. Certifications.

N/A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2024

IDG-Accel China Capital II L.P.

By: IDG-Accel China Capital II Associates L.P.

its General Partner

By: IDG-Accel China Capital GP II Associates Ltd.

General Partner of IDG-Accel China Capital II Associates L.P.

	By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-Accel China Capital II Associates L.P. By: IDG-Accel China Capital GP II Associates Ltd. Its General Partner

	By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-Accel China Capital II Investors L.P. By: IDG-Accel China Capital GP II Associates Ltd. Its General Partner

	By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-Accel China Capital GP II Associates Ltd.

	By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

QUAN ZHOU

/s/ Quan ZHOU

CHI SING HO

/s/ Chi Sing Ho